UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of  May 2026
Commission File Number: 001-41815
            AngloGold Ashanti plc
(Translation of registrant’s name into English)
Third Floor, Hobhouse Court, Suffolk Street
London SW1Y 4HH
        United Kingdom
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
        United States of America
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Enclosure:  AngloGold Ashanti Operating Statistics for the Three Months Ended 31 March 2026
8 May 2026

Reporting method

The term “managed operations” refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting, while the term “non-managed joint ventures” (i.e., Kibali) refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti's share of attributable earnings and are not managed by AngloGold Ashanti.

Non-GAAP financial measures

This communication may contain certain “Non-GAAP” financial measures, including, for example, “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “average gold price received per ounce”, “sustaining capital expenditure” and “non-sustaining capital expenditure”. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. Reconciliations from IFRS to Non-GAAP financial measures can be found in AngloGold Ashanti’s Earnings Release for the three months ended
31 March 2026, which is available on its website.

1	Q1 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 1
Operating Statistics

Gold production (000 ounces)	Quarter	Quarter
	ended	ended
	Mar	Mar
	2026	2025
	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	58	63
Kibali - Attributable 45%(1)	58	63

AFRICA: MANAGED OPERATIONS	422	407
Iduapriem	44	40
Obuasi	62	54
Siguiri(3)	75	80
Geita	128	116
Sukari(3)	113	117

AUSTRALIA	127	135
Sunrise Dam	51	61
Tropicana - Attributable 70%	76	74

AMERICAS	117	115
Cerro Vanguardia(3)	50	47
AngloGold Ashanti Mineração(4)	67	58
Serra Grande(5)	—	10

Managed operations	666	657
Non-managed joint ventures(1)	58	63
GROUP (2)	724	720

(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Includes gold concentrate from the Cuiabá mine sold to third parties.
(5) Serra Grande was sold on 1 December 2025
Rounding of figures may result in computational discrepancies.

2	Q1 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 1
Operating Statistics continued

Gold sold (000 ounces)	Quarter	Quarter
	ended	ended
	Mar	Mar
	2026	2025
	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	69	67
Kibali - Attributable 45%(1)	69	67

AFRICA: MANAGED OPERATIONS	407	417
Iduapriem	45	40
Obuasi	59	60
Siguiri(3)	78	77
Geita	123	124
Sukari(3)	102	116

AUSTRALIA	129	136
Sunrise Dam	51	60
Tropicana - Attributable 70%	78	76

AMERICAS	114	117
Cerro Vanguardia(3)	50	49
AngloGold Ashanti Mineração(4)	64	58
Serra Grande(5)	—	10

Managed operations	650	670
Non-managed joint ventures(1)	69	67
GROUP(2)	719	737

(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Includes gold concentrate from the Cuiabá mine sold to third parties.
(5) Serra Grande was sold on 1 December 2025
Rounding of figures may result in computational discrepancies.

3	Q1 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 1
Operating Statistics continued

Total cash costs* ($m)	Quarter	Quarter
	ended	ended
	Mar	Mar
	2026	2025
	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	90	84
Kibali - Attributable 45%(1)	90	84

AFRICA: MANAGED OPERATIONS	583	466
Iduapriem	77	60
Obuasi	93	69
Siguiri(3)	142	122
Geita	146	118
Sukari(3)	125	97
Admin and other	—	—

AUSTRALIA	227	197
Sunrise Dam	106	91
Tropicana - Attributable 70%	110	97
Admin and other	11	9

AMERICAS	108	134
Cerro Vanguardia(3)	30	56
AngloGold Ashanti Mineração	78	52
Serra Grande(5)	—	25
Admin and other	—	1

CORPORATE AND OTHER(4)	(1)	—

Managed operations	917	797
Non-managed joint ventures(1)	90	84
GROUP (2)	1,007	881

(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Corporate includes non-gold producing managed operations.
(5) Serra Grande was sold on 1 December 2025
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months ended 31 March 2026, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

4	Q1 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 1
Operating Statistics continued

All-in sustaining costs* ($m)	Quarter	Quarter
	ended	ended
	Mar	Mar
	2026	2025
	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	119	98
Kibali - Attributable 45%(1)	119	98

AFRICA: MANAGED OPERATIONS	805	656
Iduapriem	122	81
Obuasi	130	118
Siguiri(3)	187	134
Geita	221	189
Sukari(3)	145	134
Admin and other	—	—

AUSTRALIA	267	223
Sunrise Dam	125	105
Tropicana - Attributable 70%	130	108
Admin and other	12	10

AMERICAS	169	203
Cerro Vanguardia(3)	56	77
AngloGold Ashanti Mineração	113	90
Serra Grande(5)	—	35
Admin and other	—	1

PROJECTS	2	2

CORPORATE AND OTHER(4)	43	27

Managed operations	1,286	1,111
Non-managed joint ventures(1)	119	98
GROUP(2)	1,405	1,209

(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Corporate includes non-gold producing managed operations.
(5) Serra Grande was sold on 1 December 2025
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months ended 31 March 2026 for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

5	Q1 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 1
Operating Statistics continued

Sustaining capital expenditure* ($m)	Quarter	Quarter
	ended	ended
	Mar	Mar
	2026	2025
	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	16	13
Kibali - Attributable 45%(1)	16	13

AFRICA: MANAGED OPERATIONS	209	155
Iduapriem	39	19
Obuasi	42	37
Siguiri(3)	31	12
Geita	67	55
Sukari(3)	30	32
Admin and other	—	—

AUSTRALIA	27	19
Sunrise Dam	16	13
Tropicana - Attributable 70%	11	6
Admin and other	—	—

AMERICAS	52	48
Cerro Vanguardia(3)	21	15
AngloGold Ashanti Mineração	31	25
Serra Grande(4)	—	8
Admin and other	—	—

PROJECTS	1	1

CORPORATE AND OTHER(5)	—	—

Managed operations	289	223
Non-managed joint ventures(1)	16	13
GROUP(2)	305	236

(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Serra Grande was sold on 1 December 2025.
(5) Corporate includes non-gold producing managed operations.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months ended 31 March 2026, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

6	Q1 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 1
Operating Statistics continued

Kibali(1)	Quarter	Quarter
	ended	ended
	Mar	Mar
	2026	2025
	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	296	327
Underground waste	54	56
Total underground	350	382
Underground ore mined grade (g/tonne)	4.74	5.02

Open pit tonnes mined (000 tonnes):
Open pit ore	694	392
Open pit waste	5,790	4,472
Total open pit	6,484	4,864
Open pit mined grade (g/tonne)	1.42	1.48

Tonnes milled/processed (000 tonnes):
Underground operations	274	323
Open pit operations	910	607
Total tonnes milled/processed	1,184	930
Average mill head grade (g/tonne)	2.24	2.36
Recovery rate (%)	88.5	89.6
Total recovered grade (g/tonne)	1.52	2.12

Gold ounces produced oz(000)	58	63
Gold ounces sold oz(000)	69	67

Average gold price received*(2) ($/ounce)	4,918	2,865
Gold income per segment information ($m)	341	191

Total cash costs* ($/ounce):
Operating costs	1,284	1,086
By-product credits	(18)	(7)
Royalties	288	246
Total cash costs* ($/ounce produced)	1,554	1,325
Total cash costs* ($m)	90	84

All-in sustaining costs* ($/ounce):
Total cash costs*	1,554	1,325
Inventory movements	(68)	(48)
Adjusted for decommissioning, inventory amortisation and other	1	1
Rehabilitation and other non-cash costs	(19)	(16)
Lease payment sustaining	18	3
Sustaining exploration and study costs	—	—
Sustaining capital expenditure	234	197
All-in sustaining costs* ($/ounce sold)	1,719	1,463
All-in sustaining costs* ($m)	119	98

Capital expenditure ($m):
Sustaining capital expenditure*	16	13
Non-sustaining capital expenditure*	23	20
Total capital expenditure	39	33

(1) On an attributable basis. Kibali is owned 45% by AngloGold Ashanti.
(2) Average gold price received per ounce* is calculated by dividing the attributable US dollar value of gold income revenue metric by the attributable ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months ended 31 March 2026, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

7	Q1 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 1
Operating Statistics continued

Iduapriem	Quarter	Quarter
	ended	ended
	Mar	Mar
	2026	2025
	Unaudited	Unaudited

Open pit tonnes mined (000 tonnes):
Open pit ore	692	783
Open pit waste	13,352	8,746
Total open pit	14,044	9,529
Open pit mined grade (g/tonne)	1.70	1.63

Tonnes milled/processed (000 tonnes):
Open pit operations	1,393	999
Average mill head grade (g/tonne)	1.06	1.34
Recovery rate (%)	94.0	94.8
Total recovered grade (g/tonne)	0.98	1.26

Gold ounces produced oz(000)	44	40
Gold ounces sold oz(000)	45	40

Average gold price received*(1) ($/ounce)	4,852	2,878
Gold income per segment information ($m)	217	114

Total cash costs* ($/ounce):
Operating costs	1,343	1,352
By-product credits	(4)	(2)
Royalties	397	142
Total cash costs* ($/ounce produced)	1,736	1,493
Total cash costs* ($m)	77	60

All-in sustaining costs* ($/ounce):
Total cash costs*	1,736	1,493
Inventory movements	3	(48)
Adjusted for decommissioning, inventory amortisation and other	(2)	(2)
Rehabilitation and other non-cash costs	88	77
Lease payment sustaining	29	28
Sustaining exploration and study costs	5	19
Sustaining capital expenditure	878	487
All-in sustaining costs* ($/ounce sold)	2,737	2,053
All-in sustaining costs* ($m)	122	81

Capital expenditure ($m):
Sustaining capital expenditure*	39	19
Non-sustaining capital expenditure*	3	16
Total capital expenditure	42	35

(1) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months ended 31 March 2026, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

8	Q1 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 1
Operating Statistics continued

Obuasi	Quarter	Quarter
	ended	ended
	Mar	Mar
	2026	2025
	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	338	279
Underground waste	208	172
Total underground	546	451
Underground ore mined grade (g/tonne)	6.69	5.88

Tonnes milled/processed (000 tonnes):
Underground operations	353	282
Supplemental tailings	—	—
Total tonnes milled/processed	353	282
Average mill head grade (g/tonne)	6.29	7.33
Recovery rate (%)	87.4	88.2
Total recovered grade (g/tonne)	5.48	5.95

Gold ounces produced oz(000)	62	54
Gold ounces sold oz(000)	59	60

Average gold price received*(1) ($/ounce)	4,839	2,868
Gold income per segment information ($m)	283	171

Total cash costs* ($/ounce):
Operating costs	1,269	1,127
By-product credits	(5)	(2)
Royalties	228	159
Total cash costs* ($/ounce produced)	1,492	1,284
Total cash costs* ($m)	93	69

All-in sustaining costs* ($/ounce):
Total cash costs*	1,492	1,284
Inventory movements	(28)	39
Adjusted for decommissioning, inventory amortisation and other	(2)	(2)
Rehabilitation and other non-cash costs	39	36
Lease payment sustaining	—	—
Sustaining exploration and study costs	2	2
Sustaining capital expenditure	707	613
All-in sustaining costs* ($/ounce sold)	2,210	1,973
All-in sustaining costs* ($m)	130	118

Capital expenditure ($m):
Sustaining capital expenditure*	42	37
Non-sustaining capital expenditure*	16	5
Total capital expenditure	58	42

(1) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months ended 31 March 2026, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

9	Q1 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 1
Operating Statistics continued

Siguiri(1)	Quarter	Quarter
	ended	ended
	Mar	Mar
	2026	2025
	Unaudited	Unaudited

Open pit tonnes mined (000 tonnes):
Open pit ore	2,265	1,522
Open pit waste	6,506	6,370
Total open pit	8,771	7,892
Open pit mined grade (g/tonne)	1.17	1.31

Tonnes milled/processed (000 tonnes):
Open pit operations	2,669	2,947
Average mill head grade (g/tonne)	0.96	0.93
Recovery rate (%)	91.3	91.0
Total recovered grade (g/tonne)	0.88	0.84

Gold ounces produced oz(000)	75	80
Gold ounces sold oz(000)	78	77

Average gold price received*(2) ($/ounce)	4,814	2,858
Gold income per segment information ($m)	377	221

Total cash costs* ($/ounce):
Operating costs	1,547	1,329
By-product credits	(4)	(2)
Royalties	351	194
Total cash costs* ($/ounce produced)	1,895	1,521
Total cash costs* ($m)	142	122

All-in sustaining costs* ($/ounce):
Total cash costs*	1,895	1,521
Inventory movements	13	19
Adjusted for decommissioning, inventory amortisation and other	—	—
Rehabilitation and other non-cash costs	33	9
Lease payment sustaining	17	17
Sustaining exploration and study costs	35	15
Sustaining capital expenditure	399	152
All-in sustaining costs* ($/ounce sold)	2,391	1,733
All-in sustaining costs* ($m)	187	134

Capital expenditure ($m):
Sustaining capital expenditure*	31	12
Non-sustaining capital expenditure*	35	—
Total capital expenditure	66	12

(1) On a consolidated basis. Siguiri is owned 85% by AngloGold Ashanti.
(2) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months ended 31 March 2026, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

10	Q1 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 1
Operating Statistics continued

Geita	Quarter	Quarter
	ended	ended
	Mar	Mar
	2026	2025
	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	808	726
Underground waste	296	362
Total underground	1,104	1,088
Underground ore mined grade (g/tonne)	3.40	4.26

Open pit tonnes mined (000 tonnes):
Open pit ore	1,408	978
Open pit waste	4,237	5,847
Total open pit	5,645	6,825
Open pit mined grade (g/tonne)	1.65	1.61

Tonnes milled/processed (000 tonnes):
Underground operations	756	605
Open pit operations	595	521
Total tonnes milled/processed	1,351	1,126
Average mill head grade (g/tonne)	3.23	3.53
Recovery rate (%)	91.2	90.4
Total recovered grade (g/tonne)	2.95	3.20

Gold ounces produced oz(000)	128	116
Gold ounces sold oz(000)	123	124

Average gold price received*(1) ($/ounce)	4,915	2,909
Gold income per segment information ($m)	604	362

Total cash costs* ($/ounce):
Operating costs	890	840
By-product credits	(17)	(7)
Royalties	268	188
Total cash costs* ($/ounce produced)	1,141	1,021
Total cash costs* ($m)	146	118

All-in sustaining costs* ($/ounce):
Total cash costs*	1,141	1,021
Inventory movements	46	2
Adjusted for decommissioning, inventory amortisation and other	(1)	(2)
Rehabilitation and other non-cash costs	8	—
Lease payment sustaining	40	45
Sustaining exploration and study costs	15	16
Sustaining capital expenditure	549	440
All-in sustaining costs* ($/ounce sold)	1,797	1,521
All-in sustaining costs* ($m)	221	189

Capital expenditure ($m):
Sustaining capital expenditure*	67	55
Non-sustaining capital expenditure*	3	5
Total capital expenditure	70	60

(1) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months ended 31 March 2026, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

11	Q1 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 1
Operating Statistics continued

Sukari(1)	Quarter	Quarter
	ended	ended
	Mar	Mar
	2026	2025
	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	300	275
Underground waste	202	182
Total underground	502	457
Underground ore mined grade (g/tonne)	3.02	4.57

Open pit tonnes mined (000 tonnes):
Open pit ore	2,283	2,973
Open pit waste	20,393	18,752
Total open pit	22,676	21,725
Open pit mined grade (g/tonne)	1.01	0.99

Heap leach tonnes mined (000 tonnes):
Heap leach ore mined	424	111
Heap leach grade (g/tonne)	0.31	0.39

Tonnes milled/processed (000 tonnes):
Underground operations	313	272
Open pit operations	2,667	2,434
Total tonnes milled/processed	2,980	2,706
Heap leach placed	699	111

Average mill head grade (g/tonne)	1.17	1.40
Recovery rate (%)	89.4	89.2
Total recovered grade (g/tonne)	0.95	1.30

Gold ounces produced oz(000)	113	117
Gold ounces sold oz(000)	102	116

Average gold price received*(2) ($/ounce)	4,881	2,841
Gold income per segment information ($m)	499	330

Total cash costs* ($/ounce):
Operating costs	982	746
By-product credits	(14)	(5)
Royalties	138	85
Total cash costs* ($/ounce produced)	1,106	826
Total cash costs* ($m)	125	97

All-in sustaining costs* ($/ounce):
Total cash costs*	1,106	826
Inventory movements	(49)	44
Adjusted for decommissioning, inventory amortisation and other	3	—
Rehabilitation and other non-cash costs	62	—
Lease payment sustaining	8	5
Sustaining exploration and study costs	—	—
Sustaining capital expenditure	291	277
All-in sustaining costs* ($/ounce sold)	1,421	1,153
All-in sustaining costs* ($m)	145	134

Capital expenditure ($m):
Sustaining capital expenditure*	30	32
Non-sustaining capital expenditure*	37	27
Total capital expenditure	67	59

(1) On a consolidated basis. Sukari is owned 50% by AngloGold Ashanti.
(2) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months ended 31 March 2026, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

12	Q1 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 1
Operating Statistics continued

Sunrise Dam	Quarter	Quarter
	ended	ended
	Mar	Mar
	2026	2025
	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	555	642
Underground waste	221	223
Total underground	776	865
Underground ore mined grade (g/tonne)	2.35	2.37

Open pit tonnes mined (000 tonnes):
Open pit ore	82	16
Open pit waste	2,624	2,040
Total open pit	2,706	2,056
Open pit mined grade (g/tonne)	2.41	1.96

Tonnes milled/processed (000 tonnes):
Underground operations	480	640
Open pit operations	449	308
Total tonnes milled/processed	929	948
Average mill head grade (g/tonne)	1.99	2.16
Recovery rate (%)	87.4	87.9
Total recovered grade (g/tonne)	1.70	2.00

Gold ounces produced oz(000)	51	61
Gold ounces sold oz(000)	51	60

Average gold price received*(1) ($/ounce)	4,826	2,852
Gold income per segment information ($m)	247	170

Total cash costs* ($/ounce):
Operating costs	1,889	1,416
By-product credits	(17)	(8)
Royalties	215	71
Total cash costs* ($/ounce produced)	2,087	1,479
Total cash costs* ($m)	106	91

All-in sustaining costs* ($/ounce):
Total cash costs*	2,087	1,479
Inventory movements	(14)	(4)
Adjusted for decommissioning, inventory amortisation and other	4	4
Rehabilitation and other non-cash costs	(5)	1
Lease payment sustaining	45	62
Sustaining exploration and study costs	9	4
Sustaining capital expenditure	311	222
All-in sustaining costs* ($/ounce sold)	2,438	1,768
All-in sustaining costs* ($m)	125	105

Capital expenditure ($m):
Sustaining capital expenditure*	16	13
Non-sustaining capital expenditure*	4	—
Total capital expenditure	20	13

(1) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months ended 31 March 2026, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

13	Q1 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 1
Operating Statistics continued

Tropicana(1)	Quarter	Quarter
	ended	ended
	Mar	Mar
	2026	2025
	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	327	302
Underground waste	143	139
Total underground	470	441
Underground ore mined grade (g/tonne)	2.95	3.15

Open pit tonnes mined (000 tonnes):
Open pit ore	702	678
Open pit waste	6,449	6,991
Total open pit	7,151	7,669
Open pit mined grade (g/tonne)	2.24	1.37

Tonnes milled/processed (000 tonnes):
Underground operations	316	288
Open pit operations	1,237	1,242
Total tonnes milled/processed	1,553	1,530
Average mill head grade (g/tonne)	1.72	1.65
Recovery rate (%)	89.9	90.9
Total recovered grade (g/tonne)	1.52	1.50

Gold ounces produced oz(000)	76	74
Gold ounces sold oz(000)	78	76

Average gold price received*(2) ($/ounce)	4,861	2,854
Gold income per segment information ($m)	376	218

Total cash costs* ($/ounce):
Operating costs	1,311	1,254
By-product credits	(30)	(11)
Royalties	175	74
Total cash costs* ($/ounce produced)	1,456	1,317
Total cash costs* ($m)	110	97

All-in sustaining costs* ($/ounce):
Total cash costs*	1,456	1,317
Inventory movements	(4)	(39)
Adjusted for decommissioning, inventory amortisation and other	5	1
Rehabilitation and other non-cash costs	(3)	—
Lease payment sustaining	78	57
Sustaining exploration and study costs	1	1
Sustaining capital expenditure	140	72
All-in sustaining costs* ($/ounce sold)	1,674	1,409
All-in sustaining costs* ($m)	130	108

Capital expenditure ($m):
Sustaining capital expenditure*	11	6
Non-sustaining capital expenditure*	7	10
Total capital expenditure	18	16

(1) On an attributable basis. Tropicana is owned 70% by AngloGold Ashanti.
(2) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the attributable ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months ended 31 March 2026, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

14	Q1 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 1
Operating Statistics continued

Cerro Vanguardia(1)	Quarter	Quarter
	ended	ended
	Mar	Mar
	2026	2025
	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	77	96
Underground waste	46	26
Total underground	123	122
Underground ore mined grade (g/tonne)	6.76	5.09

Open pit tonnes mined (000 tonnes):
Open pit ore	182	197
Open pit waste	4,079	4,103
Total open pit	4,261	4,300
Open pit mined grade (g/tonne)	2.94	2.51

Heap leach tonnes mined (000 tonnes):
Heap leach ore mined	158	171
Heap leach grade (g/tonne)	0.77	0.58

Tonnes milled/processed (000 tonnes):
Underground operations	134	133
Open pit operations	179	184
Total tonnes milled/processed	313	317
Heap leach placed	408	520
Average mill head grade (g/tonne)	3.88	4.04
Recovery rate (%)	95.0	95.8
Total recovered grade (g/tonne)	2.15	1.74

Gold ounces produced oz(000)	50	47
Gold ounces sold oz(000)	50	49

Average gold price received*(2) ($/ounce)	4,914	2,907
Gold income per segment information ($m)	248	142

Total cash costs* ($/ounce):
Operating costs	1,645	1,637
By-product credits	(1,395)	(639)
Royalties	352	202
Total cash costs* ($/ounce produced)	602	1,201
Total cash costs* ($m)	30	56

All-in sustaining costs* ($/ounce):
Total cash costs*	602	1,201
Inventory movements	55	41
Adjusted for decommissioning, inventory amortisation and other	41	(28)
Rehabilitation and other non-cash costs	10	62
Lease payment sustaining	—	—
Sustaining exploration and study costs	—	4
Sustaining capital expenditure	408	297
All-in sustaining costs* ($/ounce sold)	1,117	1,577
All-in sustaining costs* ($m)	56	77

Capital expenditure ($m):
Sustaining capital expenditure*	21	15
Non-sustaining capital expenditure*	—	—
Total capital expenditure	21	15

(1) On a consolidated basis. Cerro Vanguardia is owned 92.50% by AngloGold Ashanti.
(2) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months ended 31 March 2026, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

15	Q1 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 1
Operating Statistics continued

AngloGold Ashanti Mineração	Quarter	Quarter
	ended	ended
	Mar	Mar
	2026	2025
	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	318	332
Underground waste	319	339
Concentrate ore	115	—
Total underground	752	671
Underground ore mined grade (g/tonne)	4.93	6.62

Tonnes milled/processed (000 tonnes):
Underground operations	325	331
Concentrate	117	—
Total tonnes milled/processed	442	331
Average mill head grade (g/tonne)	5.14	6.86
Recovery rate (%)	93.5	92.2
Total recovered grade (g/tonne)	4.74	5.43

Gold ounces produced(1) oz(000)	67	58
Gold ounces sold(1) oz(000)	64	58

Average gold price received*(2) ($/ounce)	4,752	2,917
Gold income per segment information ($m)	303	169

Total cash costs* ($/ounce):
Operating costs	1,156	903
By-product credits	(73)	(55)
Royalties	76	49
Total cash costs* ($/ounce produced)	1,159	897
Total cash costs* ($m)	78	52

All-in sustaining costs* ($/ounce):
Total cash costs*	1,159	897
Inventory movements	18	2
Adjusted for decommissioning, inventory amortisation and other	2	(3)
Rehabilitation and other non-cash costs	7	118
Lease payment sustaining	86	104
Sustaining exploration and study costs	4	2
Sustaining capital expenditure	491	424
All-in sustaining costs* ($/ounce sold)	1,768	1,544
All-in sustaining costs* ($m)	113	90

Capital expenditure ($m):
Sustaining capital expenditure*	31	25
Non-sustaining capital expenditure*	2	—
Total capital expenditure	33	25

(1) Includes gold concentrate from the Cuiabá mine sold to third parties.
(2) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months ended 31 March 2026, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
                                                                    AngloGold Ashanti plc
Date: 08 May 2026
By:/s/ C STEAD
Name:C Stead
Title:Company Secretary